Exhibit (a)(5)

Lifeway COMMENCES SELF-TENDER OFFER FOR UP TO $6 MILLION OF ITS COMMON STOCK

MORTON GROVE, IL, June 26, 2017 – Lifeway Foods, Inc. (Nasdaq: LWAY), “Lifeway” or the “Company,” the leading U.S. supplier of kefir cultured dairy products, announced today that it has commenced a “modified Dutch auction” tender offer for up to $6 million of its common stock at a price per share not less than $8.50 and not greater than $9.50. The tender offer will expire at 5:00 P.M., New York City time, on July 25, 2017, unless extended by the Company. Tenders of shares must be made on or prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer, in each case, in accordance with the procedures described in the tender offer materials.

A “modified Dutch auction” tender offer allows shareholders to indicate how many shares and at what price within the Company’s specified range they wish to tender. Based on the number of shares tendered and the prices specified by the tendering shareholders, the Company will determine the lowest price per share within the specified range that will enable the Company to purchase shares having an aggregate purchase price of up to $6 million. The Company also reserves the right, in the event that more than $6 million of its shares are tendered in the tender offer at or below the purchase price, to purchase up to an additional 2% of its outstanding shares of common stock without amending or extending the tender offer. All shares purchased by the Company in the tender offer will be purchased at the same price. Shareholders whose shares are purchased in the tender offer will be paid the determined purchase price in cash, less any applicable withholding taxes and without interest, after the expiration of the tender offer.

If the tender offer is fully subscribed, the Company would repurchase a total of approximately $6 million of its common stock through the tender offer (representing approximately 3.9% to 4.4% of the Company’s outstanding shares of common stock as of June 23, 2017).

The Company will pay for the shares purchased in the tender offer and the related fees and expenses through cash and cash equivalents on hand. The completion of the tender offer is not conditioned on the receipt of the proceeds from any debt financing. The tender offer is not conditioned upon any minimum number of shares being tendered, but is subject to customary conditions that are described in the tender offer documents. The tender offer documents also contain tendering instructions and a complete explanation of the tender offer’s terms and conditions.

The dealer manager for the tender offer Georgeson Securities Corporation. Georgeson LLC. is serving as information agent for the tender offer and Computershare, Inc. is serving as the depositary for the tender offer.

Neither Lifeway, its directors, the dealer manager, the information agent, nor the depositary makes any recommendation as to whether to tender shares or as to the price at which to tender them.

Additional Information Regarding the Planned Tender Offer

This release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s common stock. The tender offer is being made solely by the Offer to Purchase, Letter of Transmittal and other tender offer documents, as they may be amended or supplemented from time to time, mailed to shareholders beginning on June 26, 2017. Each of these documents have been filed with the Securities and Exchange Commission, and shareholders may obtain them for free from the Securities and Exchange Commission at its website (www.sec.gov). Shareholders may also obtain a copy of these documents from the Company’s information agent, Georgeson LLC, by calling toll-free at (800) 676-0194. SHAREHOLDERS ARE URGED TO CAREFULLY READ THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER, THAT SHAREHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES.

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About Lifeway Foods, Inc.

Lifeway Foods, Inc. (LWAY), recently named one of Forbes’ Best Small Companies, is America’s leading supplier of the probiotic, fermented beverage known as kefir. In addition to its line of drinkable kefir, the company also produces frozen kefir, specialty cheeses and a ProBugs line for kids. Lifeway’s tart and tangy cultured dairy products are available throughout the United States and on a small, but growing basis in Canada, Latin America, Ireland, and the United Kingdom. Learn how Lifeway is good for more than just you at www.lifewaykefir.com.

Contact:

Lifeway Foods, Inc.

Phone: 877.281.3874

Email: info@lifeway.net

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